UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)    [X]

THE BANK OF NEW YORK TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

John C. Hitt, Jr.

Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

(312) 845-3000

(Agent for Service)

HARLEY-DAVIDSON MOTORCYCLE TRUST 2007-3

(Exact name of obligor as specified in its charter)

Delaware	Not yet received
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

c/o Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE	19890-0001
(Address of principal executive offices)	(Zip code)

Motorcycle Contract Backed Notes,

Class A-1, Class A-2, Class A-3, Class A-4, Class B and Class C

 (Title of the indenture securities)

Item 1.                                     General information.  Furnish the following information as to the trustee:

(a)                                  Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)                                 Whether it is authorized to exercise corporate trust powers.

 Yes.

Item 2.                                     Affiliations with the obligor.  If the obligor is an affiliate of the trustee, describe each such affiliation.

 None.

Item 16.                               List of Exhibits.

1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.	Not applicable.

6.	The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.	Not applicable.

9.	Not applicable.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, on the 24th day of August, 2007.

The Bank of New York Trust Company,
N.A.

By:	/s/ Cynthia Davis
Name: Cynthia Davis
Title: Vice President

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EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION
OF
THE BANK OF NEW YORK TRUST COMPANY, N.A.
700 S. Flower Street, 2nd Floor
Los Angeles, California  90017

At the close of business June 30, 2007, published in accordance with Federal regulatory authority instructions.

ASSETS	THOUSANDS OF DOLLARS

Cash and balances due from depository institutions:

Noninterest-bearing balances and currency and coin	9,835

Interest-bearing balances	- 0 -

Securities:

Held-to-maturity securities	42

Available-for-sale securities	114,959

Federal funds sold and securities purchased under agreements to resell:

Federal funds sold	50,000

Securities purchased under agreements to resell	89,000

Loans and lease financing receivables:
Loans and leases held for sale	- 0 -

Loans and leases, net of unearned income	- 0 -

LESS: Allowance for loan and lease losses	- 0 -

Loans and leases, net of unearned income and allowance	- 0 -

Trading assets	- 0 -

Premises and fixed assets (including capitalized leases)	12,013

Other real estate owned	- 0 -

Investments in unconsolidated subsidiaries and associated companies	- 0 -

Customers’ liability to this bank on acceptances outstanding	- 0 -

Intangible assets:

Goodwill	923,997

Other Intangible Assets	262,780

Other assets	142,822

TOTAL ASSETS	$1,605,448

CONSOLIDATED REPORT OF CONDITION
OF
THE BANK OF NEW YORK TRUST COMPANY, N.A.
700 S. Flower Street, 2nd Floor
Los Angeles, California  90017

LIABILITIES	THOUSANDS OF DOLLARS

Deposits:

In domestic offices	2,255

Noninterest-bearing	2,255

Interest-bearing	- 0 -

Federal funds purchased and securities sold under agreements to repurchase:

Federal funds purchased	- 0 -

Securities sold under agreements to repurchase	- 0 -

Trading liabilities	- 0 -

Other borrowed money:

(includes mortgage indebtedness and obligations under capitalized leases)	143,691

Not applicable

Bank’s liability on acceptances executed and outstanding	- 0 -

Subordinated notes and debentures	- 0 -

Other liabilities	165,588

Total Liabilities	$311,534

Minority interest in consolidated subsidiaries	- 0 -

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EQUITY CAPITAL	THOUSANDS OF DOLLARS

Perpetual preferred stock and related surplus	- 0 -

Common stock	1,000

Surplus	1,121,520

Retained earnings	171,493

Accumulated other comprehensive income	(99)

Other equity capital components	- 0 -

Total equity capital	$1,293,914

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$1,605,448

We, the undersigned directors, attest to the
correctness of this statement of resources and
liabilities.  We declare that it has been
examined by us, and to the best of our
knowledge and belief has been prepared in
conformance with the instructions and is true
and correct.

I, Karen Bayz, Vice President (Name, Title) of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Director #1	Micahel Klugman, President

Director #2	Frank Sulzberger, MD

Director #3	Michael McFadden, MD

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